November 6, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Joint Fidelity Bond filing under Investment Company Act Rule 17g-1, Bond No 99516126B for the following management investment companies:

Fund Name	File No.	SEC Registration No.

First Trust Enhanced Equity Income Fund	811-21586	333-116023 and 333-118593
First Trust Mortgage Income Fund	811-21727	333-123262 and 333-170228
First Trust Intermediate Duration Preferred & Income Fund	811-22795	333-186412 and 333-188816
First Trust High Yield Opportunities 2027 Term Fund	811-23565	333-237878
First Trust Exchange-Traded Fund	811-21774	333-125751
First Trust Exchange-Traded Fund II	811-21944	333-143964
First Trust Exchange-Traded Fund III	811-22245	333-176976
First Trust Exchange-Traded Fund IV	811-22559	333-174332
First Trust Exchange-Traded Fund V	811-22709	333-181507
First Trust Exchange-Traded Fund VI	811-22717	333-182308
First Trust Exchange-Traded Fund VII	811-22767	333-184918
First Trust Exchange-Traded Fund VIII	811-23147	333-210186
First Trust Exchange-Traded AlphaDEX® Fund	811-22019	333-140895
First Trust Exchange-Traded AlphaDEX® Fund II	811-22519	333-171759
First Trust Series Fund	811-22452	333-168727
First Trust Variable Insurance Trust	811-22652	333-178767

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Joint Insured Fidelity Bond for the period October 9, 2026, to October 9, 2027, for the First Trust complex of funds referenced above. Please note for the Commission’s records, the following:

(i) The Joint Insured Fidelity Bond;

(ii) a Certificate of Assistant Secretary containing the form of resolutions of the Board of Trustees approving the amount, type, form and coverage of the Fidelity Bond, the amount of the single insured bond which the registrant would have provided had it not been named as an insured under the Fidelity Bond, and a statement as to the period for which premiums have been paid; and

(iii) a copy of the Blanket Bond Insurance Agreement.

Very truly yours,
First Trust Portfolios L.P.
/s/ Kristi Maher
International General Counsel

Enclosures